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                              December 21, 2020

       Adrian Covey
       Chief Executive Officer
       Velocity Acquisition Corp.
       109 Old Branchville Road
       Ridgefield, CT 06877

                                                        Re: Velocity
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
24, 2020

       Dear Mr. Covey:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 24, 2020

       Provisions in our amended and restated certificate of incorporation..., page 62

   1. Please revise this section, including the heading, to be consistent with the section on page
                                                        127 under "Exclusive
forum for certain lawsuits". We note that in regard to Securities Act claims, the disclosure
under subsection "D" on page 62 is inconsistent with the second full paragraph on page 63.
 Adrian Covey
Velocity Acquisition Corp.
December 21, 2020
Page 2

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameAdrian Covey                            Sincerely,
Comapany NameVelocity Acquisition Corp.
                                                          Division of
Corporation Finance
December 21, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName